SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): August 7, 2002

GENTIVA HEALTH SERVICES, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-15669**	**36-4335801**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3 Huntington Quadrangle, 2S, Melville, New York	**11747-8943**
(Address of Principal Executive Offices)	(Zip Code)

(631) 501-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits**

(c)   Exhibits.
             The following exhibits are filed herewith:

Exhibit No.   Description

99.1   Sworn statement of Ronald A. Malone, Chief Executive Officer of Gentiva
              Health Services, Inc., dated August 7, 2002.

99.2   Sworn statement of John R. Potapchuk, Chief Financial Officer of Gentiva
              Health Services, Inc., dated August 7, 2002.

Item 9.   Regulation FD Disclosure

          This Report and the attached exhibits are being furnished pursuant to Regulation FD. On
August 7, 2002, Ronald A. Malone, the Chief Executive Officer of Gentiva Health Services, Inc.,
and John R. Potapchuk, the Chief Financial Officer of Gentiva Health Services, Inc., each filed
with the Securities and Exchange Commission (the "Commission") the sworn statements
required by the Commission's June 27, 2002 Order Requiring the Filing of Sworn Statements
Pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 (File No. 4-460). A copy of
the sworn statements are attached as Exhibits 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENTIVA HEALTH SERVICES, INC.
(Registrant)

/s/ John R. Potapchuk
John R. Potapchuk
Senior Vice President and
Chief Financial Officer

Date: August 7, 2002

EXHIBIT INDEX

Exhibit
Number   **Description**

99.1   Sworn statement of Ronald A. Malone, Chief Executive Officer of Gentiva
                    Health Services, Inc., dated August 7, 2002.

99.2   Sworn statement of John R. Potapchuk, Chief Financial Officer of Gentiva
                    Health Services, Inc., dated August 7, 2002.